===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                               ----------------

                               SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                              (AMENDMENT NO. 2)

                     CINERGI PICTURES ENTERTAINMENT INC.
                             (Name of the Issuer)

                     CINERGI PICTURES ENTERTAINMENT INC.
                            CPEI ACQUISITION, INC.
                                 ANDREW G. VAJNA
                           VALDINA CORPORATION N.V.
                       (Name of Persons Filing Statement)

 Cinergi Pictures Entertainment Inc.
Common Stock, $.01 par value per share                    172470106
  (Title of Class of Securities)           (CUSIP Number of Class of Securities)

                              Warren Braverman,
                           Chief Operating Officer
                    Cinergi Pictures Entertainment Inc.
                                2308 Broadway
                        Santa Monica, California 90404
                                 (310) 315-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                  With a copy to:

       Ronald L. Blanc, Esq.                John Schuster, Esq.                John R. McHale, Esq.
 Blanc Williams Johnston & Kronstadt     Cahill, Gordon & Reindel         Gipson Hoffman & Pancione, P.C.
1900 Avenue of the Stars, Suite 1700         80 Pine Street            1901 Avenue of the Stars, Suite 1100
  Los Angeles, California 90067          New York, New York 10005          Los Angeles, California 90067
         (310) 788-8213                       (212) 701-3000                     (310) 556-4660



        This statement is filed in connection with (check the appropriate box):

    a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c.   / /  A tender offer.

    d.   / /  None of the above.

    Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: /X/

(CONTINUATION OF COVER PAGE OF SCHEDULE 13E-3/A)


                              Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction Valuation         Amount of Filing Fee
              $17,394,320*                  $3,478.87
--------------------------------------------------------------------------------

     * Such amount represents an estimate of the proposed maximum amount of merger consideration that could be paid in the Merger ($2.70 per share in cash with respect to 6,442,341 shares). Such amounts of merger consideration are only estimates, are being used solely for purposes of calculating the filing fee, and do not necessarily represent the actual (or maximum) aggregate, or per share, cash merger consideration, as such merger consideration may be adjusted pursuant to the terms of the Agreement of Merger, to be paid to Issuer's stockholders.

         /X/ Check if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $15,258.33          Filing Party: Cinergi Pictures
                       -------------------                Entertainment Inc.
                                                         ----------------------
Form or Registration No.: SCHEDULE 14A      Date Filed: September 17, 1997
                        ------------------             ------------------------

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                       Exhibit Index appears on page 4
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     This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction
Statement (the "Statement") relating to the solicitation of proxies by Cinergi Pictures Entertainment Inc., a Delaware Corporation (the "Issuer"), in connection with a Special Meeting of Issuer's stockholders at which they will be asked to consider the approval of, among other things, an Agreement of Merger, dated as of September 2, 1997, as amended (the "Merger Agreement"), among Andrew G. Vajna ("Affiliate"), Valdina Corporation N.V., a corporation organized under the laws of the Netherlands Antilles ("Valdina"), CPEI Acquisition, Inc., a Delaware corporation controlled by Affiliate ("Buyer"), and Issuer pursuant to which Buyer will merge with and into Issuer.

ITEM 2.    IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows:

(a) - (c)  This statement is being filed by the Issuer, the Affiliate, the
           Buyer and Valdina. The Affiliate (Andrew G. Vajna) is the sole director and executive officer of Buyer and the controlling stockholder of Buyer. Mr. Myron Dania is the sole Managing Director of Valdina. Reference is made to the information set forth in the Proxy Statement under the caption "PROPOSAL
           NO 2 - Parties to the Merger," which information is incorporated herein by this reference.

(d) Reference is made to the information set forth in the Proxy Statement under the captions "CERTAIN INFORMATION REGARDING
           THE COMPANY -- Directors and Executive Officers of the Company" and "PROPOSAL NO. 2 - Parties to the Merger," which information is incorporated herein by this reference.

(e) Each of Mr. Vajna, the Affiliate and sole director, executive officer and controlling stockholder of Buyer, and Mr. Myron Dania, the sole Managing Director of Valdina, have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Each of Mr. Vajna, the Affiliate and sole director, executive officer and controlling stockholder of Buyer, and Mr. Dania, the sole Managing Director of Valdina, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a finding that he violated federal or state securities laws, or which resulted in a judgement, decree or final order enjoining any further violations of, or prohibiting activities subject to, federal or state securities laws.

(g)        The Affiliate, Mr. Vajna, is a citizen of the United States.  Mr.
           Dania, the sole Managing Director of Valdina, is a citizen of the Netherlands Antilles.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

Item 17 is hereby amended by the addition of the following Exhibits thereto:

(c)(1) Amendment No. 1 to Agreement of Merger, dated as of November 23, 1997. Included in Appendix "C" to Exhibit (d)(2) hereto.

(d)(2)     Cinergi Pictures Entertainment Inc. revised preliminary Proxy
           Statement








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

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ ANDREW G. VAJNA
Date: November 24, 1997                  --------------------------------------
                                                   Andrew G. Vajna


                                         CINERGI PICTURES ENTERTAINMENT INC.


Date: November 24, 1997                  By:   /s/ WARREN BRAVERMAN
                                             ----------------------------------
                                             Name: Warren Braverman
                                             Title: Executive Vice President,
                                                    Chief Operating Officer
                                                    and Chief Financial Officer


                                             CPEI ACQUISITION INC.


Date: November 24, 1997                  By:   /s/ ANDREW G. VAJNA
                                             ----------------------------------
                                             Name: Andrew G. Vajna
                                             Title: President


                                         VALDINA CORPORATION N.V.


Date: November 24, 1997                  By:   /s/ MYRON DANIA
                                             ----------------------------------
                                             Name: Myron Dania
                                             Title: Managing Director





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                              INDEX TO EXHIBITS

EXHIBIT NO.               DESCRIPTION
-----------               -----------
  (c)(1)                  Amendment No. 1 to Agreement of Merger dated as of
                          November 23, 1997.  Included in Appendix "C" to
                          Exhibit (d)(2) hereto

  (d)(2) Cinergi Pictures Entertainment Inc. revised preliminary Proxy Statement
















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